                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
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                            (Name of Subject Company)


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
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                       (Names of Persons Filing Statement)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   893617-20-9
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                      (CUSIP Number of Class of Securities)

                                 Ted P. Stokely
            Member of the Special Committee of the Board of Directors
                              c/o Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                            Dallas, Texas 75204-1083
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            (Name, address and telephone numbers of person authorized
             to receive notices and communications on behalf of the
                            persons filing statement)



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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ITEM 1. SUBJECT COMPANY INFORMATION

         This Amendment No. 1 to Schedule 14D-9 ("Amendment No. 1") amends and supplements the original Schedule 14D-9 filed on November 15, 2002 (the "Original Schedule 14D-9") by Transcontinental Realty Investors, Inc. ("TCI" or the "Company").

         The Original Schedule 14D-9 relates to a tender offer by Transcontinental Realty Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of American Realty Investors, Inc., a Nevada corporation ("ARL"), to purchase up to all outstanding shares of Common Stock, par value $0.01 per share of TCI (the "Shares" or the "Common Stock") not currently owned by the Purchaser, ARL, Basic Capital Management, Inc. ("BCM"), Mr. Gene E. Phillips, Income Opportunity Acquisition Corporation, a wholly-owned subsidiary of ARL ("IOT Acquisition Sub") at a price of $17.50 per Share in cash (the "Offer Price"), all net to any Seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Purchaser and ARL may sometimes be collectively referred to in this Amendment No. 1 and in the Original Schedule 14D-9 as "ARL." The Purchaser, ARL, BCM, Mr. Phillips and IOT Acquisition Sub filed a Schedule TO Tender Offer Statement and amendments thereto (the "Amended Schedule TO") with the Securities and Exchange Commission (the "Commission") originally on November 15, 2002, which incorporates the Offer to Purchase as an exhibit. The Offer to Purchase as amended by the amendments to the Amended Schedule TO is incorporated herein by reference. The Amended Schedule TO is also a Schedule 13E-3 Transaction Statement.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

         Item 2 of the Original Schedule 14D-9 is hereby amended as follows:

         The next-last paragraph under this Item on page 3 is amended by removing from the fifth line thereof the phrase "was obtained."

         The phrase "and TCI takes no responsibility for the accuracy of such information," is hereby deleted from the last two lines thereof, and a period should be placed at the end of the word "TO." There is hereby added to the next-last paragraph under this Item 2 the following sentence:

         "The executive officers of TCI are also the executive officers of ARL, IOT and BCM."

         The following paragraph is hereby inserted in Item 2 immediately before the last full paragraph under such Item:

                  "On November 18, 2002, ARL's Board of Directors elected Ted P. Stokely as a director and Chairman of the Board of Directors of ARL. Mr. Stokely is a director and Chairman of the Board of TCI and Income Opportunity Realty Investors,



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         Inc. ("IOT"). Mr. Stokely is also one of two members of the Special
         Committee of the Board of Directors of TCI and of IOT."

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 3 of the Original Schedule 14D-9 is hereby amended as follows:

         The first paragraph under the caption "Interest of Certain Persons in the Offer" is hereby amended by adding a new third sentence to such paragraph to read as follows:

         "On November 18, 2002, Mr. Ted P. Stokely was elected a director and Chairman of the Board of Directors of ARL to replace another director who resigned."

The following new paragraph shall be inserted in the subsection entitled "Interest of Certain Persons in the Offer" immediately before the last paragraph in such section on page 14:

                  "BCM is entitled to receive fees in connection with the sale of property that may be sold and loans that may be obtained to finance the purchase of Shares in the Offer. Those fees may currently be estimated to be a maximum of $1,939,000, however, the actual amount will depend on how many properties, if any, are sold by ARL and if any loans are entered into. For a detailed description of ARL's relationship with BCM and the Advisory Agreement that provides for fees to be paid to BCM, see "The Advisor - BCM" and "Certain Relationships and Related Transactions of BCM, ARL, TCI and IOT" in the Offer to Purchase, as amended."

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         Item 4 of the Original Schedule 14D-9 is hereby amended as follows:

         The following paragraph is hereby added as the second paragraph under the introduction in such section immediately before the subsection entitled "Intent to Tender:"

                  "On November 8, 2002, at the time of appointment of the Special Committee, Ted P. Stokley, a member of the Board of Directors of TCI and IOT was an independent director. The independent directors at that time were Ted P. Stokley, Martin L. White and Henry Butler. However, Henry Butler as an employee of BCM which is a significant stockholder in ARL and TCI and IOT determined that he might not be considered independent for purposes of review of the Offer. The Board of Directors appointed as the Special Committee Messrs. Stokley and White who were at that time considered independent. The directors who voted in favor of the matters discussed below under "Background of the Offer" on November 8, 2002, were Messrs. Stokley, White and Butler. Mr. Earl Cecil, a director of each of ARL, TCI and IOT on November 8, 2002, abstained from voting or participation. Since such date, on November 18, 2002, Ted P. Stokely was elected a director and Chairman of the Board of Directors of ARL. By virtue of those capacities, Mr. Ted P. Stokely



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         will no longer be deemed to be "independent" with respect to the Offer as he is a director of each of ARL, TCI and IOT."

         The following phrase is added to the end of the next-last sentence in the second full bullet-point on page 17 of the Original Schedule 14D-9:

         ". . . (the day of the announcement by Press Release of the proposed Olive Settlement and a potential merger of TCI into ARL)."

         The following sentence is added to the end of the second full bullet-point (captioned "Market Price and Premium") on page 17 of the Original
Schedule 14D-9:

         "Since that date, the trading price has changed to slightly below $17.50 per Share to a high of $20 per Share, with the Share price being above $17.50 per Share during the periods from June 25, 2002 through August 28, 2002, and again from October 29, 2002 through November 29, 2002. The highest price during such period in the open market was $20.15 per Share on July 31, 2002."

         The following sentence is added as the first sentence in the third full bullet-point (captioned "Net Asset Value") on page 17 of the Original Schedule 14D-9 immediately following the caption "Net Asset Value:"

         "As of January 2002, Houlihan Lokey estimated a range of concluded equity net asset values for TCI of $173.7 million to $247.2 million in a range per concluded equity net asset values of $20.70 to $29.45 per Share."

         The following sentences are added before the last sentence of the fourth full bullet-point (captioned "Offer Price") on page 17 of the Original
Schedule 14D-9:

         "The book value per Share from a financial standpoint is a calculable amount which stockholders have not in the recent past been able to attain on a sale of Shares on the open market. At September 30, 2002, calculable book value per Share of TCI Common Stock was $26.71; at December 31, 2001, calculable book value per share from a financial standpoint of TCI Common Stock was $26.95 per Share. The Special Committee and the Board noted that stockholders had not in the recent past been able to sell their Shares for book value on the open market, and that while book value per Share of the TCI Shares is one indication of value, it is apparently not given full credence by the open market."

         The following information is added to Item 4 after the current last paragraph in the Original Schedule 14D-9 and immediately before Item 5 on page 19:



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"PRIOR OPINION OF FINANCIAL ADVISOR - PROPOSED MERGER TRANSACTION

         In connection with the proposed merger between TCI and ARL, which is more fully discussed in the Offer to Purchase, the Special Committee and the Board of Directors of TCI made note of the opinion of Houlihan Lokey, although such opinion was tendered with respect to a separate materially different transaction, which transaction proposed materially different consideration for the TCI Shares. The opinion related to a merger, pursuant to which ARL proposed to acquire all of the Common Stock of TCI in exchange for cash, or at the option of each stockholder, shares of ARL preferred stock. The Offer, by contrast, is to pay cash for Shares of TCI Common Stock. Apparently, ARL does not expect all of TCI's stockholders to tender their Shares in the Offer. The materials supplied to the TCI (and IOT) Boards by Houlihan Lokey have been filed as exhibits to the Amended Schedule TO by incorporation by reference, and as exhibits to this Amendment No. 1 to Schedule 14D-9 by incorporation by reference under Item 9.

         In connection with the previously proposed merger transactions, each of TCI and IOT retained Houlihan Lokey, pursuant to engagement letters dated October 4, 2001 (the "Engagement Letters"), to render fairness opinions, from a financial point of view, to the public TCI common stockholders and public IOT common stockholders, in each case excluding those stockholders affiliated with ARL, of the consideration proposed to be received by the non-affiliated TCI stockholders and the non-affiliated IOT stockholders in the proposed merger of TCI and IOT with two subsidiaries of ARL pursuant to which (a) non-affiliated TCI stockholders would receive $17.50 in cash, or if they affirmatively elected, one share of newly-issued ARL Series G Redeemable Convertible Preferred Stock for each share of TCI Common Stock that they currently own, and (b) non-affiliated IOT stockholders would receive $19 in cash, or if they affirmatively elect, one share of newly-issued ARL Series H Redeemable Convertible Preferred Stock. Both of the series of redeemable convertible preferred stock were to be convertible into ARL Common Stock based upon the terms, conditions and exchange ratios set forth in that material. Houlihan Lokey and the Board of Directors each of TCI and IOT amended the Engagement Letters on February 1, 2002, to provide for Houlihan Lokey's performance of certain additional financial advisory services on behalf of the Board of Directors of each of TCI and IOT, specifically, conducting negotiations with ARL regarding the mergers. Houlihan Lokey did not set the proposed cash offering price in the mergers of $17.50 per share for TCI stockholders or $19 per share for IOT stockholders. These amounts were determined by negotiation between Settlement Counsel and representatives of ARL. Houlihan Lokey advised the TCI and IOT Boards of Directors as to the range of exchange ratios and other conversion factors of ARL Series G and Series H Redeemable Convertible Preferred Stock implied by the financial analysis conducted by Houlihan Lokey and assisted the Boards of Directors in negotiating such exchange ratios. Houlihan Lokey is a nationally-recognized investment banking firm that provides financial advisory services in connection with mergers and acquisitions, leverage buyouts, business valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings, and private placements of debt and equity securities. In November 1999, Houlihan Lokey acted as financial advisor to an affiliate of ARL, TCI and IOT, National Realty, L.P. ("NRLP") and rendered a fairness opinion with respect to the consideration to be received by unitholders of NRLP in connection with a business combination. The Boards of Directors of each of TCI and IOT selected Houlihan Lokey to provide financial advisory services in connection with the proposed merger transactions upon a referral from NRLP and because of Houlihan Lokey's



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reputation as a nationally-recognized valuation and financial consulting firm that has substantial experience providing valuation and consulting services. TCI paid Houlihan Lokey a fee of $340,000, and IOT paid Houlihan Lokey a fee of $60,000, in each case for its preparation and delivery of a fairness opinion plus reasonably out-of-pocket expenses that were incurred by Houlihan Lokey in connection with the work performed plus a refundable indemnification deposit of $42,500 from TCI and a refundable indemnification deposit of $7,500 from IOT. In accordance with the Settlement Agreement in the Olive Litigation, Mr. Phillips, BCM and ARL are required to reimburse TCI and IOT for such expenses. Pursuant to the amended Engagement Letters, TCI and IOT agreed to jointly pay Houlihan Lokey an additional fee of $100,000 for the additional services described below. No portion of Houlihan Lokey's fee was contingent upon a successful completion of the mergers or any other related transaction. Houlihan Lokey has been retained by TCI and IOT to deliver fairness opinions to the Boards of Directors of TCI and IOT and provide certain additional financial advisory services on behalf of the Boards of Directors of each of TCI and IOT, specifically, to conduct negotiations with ARL regarding the terms of the Series G and Series H Redeemable Convertible Preferred Stock. With respect to the negotiations with ARL, Houlihan Lokey advised the TCI and IOT Boards of Directors with respect to the range of exchange ratios implied by Houlihan Lokey's financial analysis and recommended that the Boards of Directors ensure that the stockholders that receive the ARL preferred stock would have an adequate opportunity to evaluate the ARL combined business operation and to convert the Series G and Series H Redeemable Convertible Preferred Stock into ARL common stock. Houlihan Lokey also negotiated with representatives of ARL at the direction of the Boards of Directors of each of TCI and IOT regarding the timing of redeeming the preferred stock and converting the preferred stock. The exchange ratio was determined by the Boards of Directors of ARL, TCI and IOT following negotiations conducted by Houlihan Lokey and representatives of ARL. The limitations on voting rights of the preferred stock were determined by ARL. TCI and IOT agreed to indemnify Houlihan Lokey and its affiliates against certain liabilities, including liabilities under the federal securities laws that arise out of the engagement of Houlihan Lokey with respect to the merger transactions.

         At joint meetings of the TCI and IOT Boards of Directors (which consisted of the same individuals at that time, Messrs. Stokely, White and Butler) on February 1, 2002, Houlihan Lokey rendered its oral opinion regarding the consideration to be received by the stockholders of TCI and IOT in connection with the mergers. Thereafter, Houlihan Lokey assisted the TCI and IOT Boards of Directors with respect to certain negotiations regarding modifications to the terms of the Series G and Series H Redeemable Convertible Preferred Stock. On February 4, 2002, Houlihan Lokey confirmed in writing that, as of February 1, 2002, and subject to and based upon the various qualifications and assumptions set forth in its written opinions, the consideration to be received by the stockholders of TCI and IOT in connection with the mergers was fair, from a financial point of view, to the non-affiliated TCI stockholders and the non-affiliated IOT stockholders. There were no material limitations to the fairness opinions. The full text of Houlihan Lokey's opinions which set forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinions are filed as exhibits to this Schedule 14D-9 and are incorporated herein by reference. The discussion of the opinions below is qualified in its entirety by reference to the opinions. You are urged to read Houlihan Lokey's opinions in their entirety carefully for a description of the procedures followed, the factors considered and the assumptions made by Houlihan Lokey. In reading the Houlihan Lokey opinions,



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you should remember that it does not relate to any tender offer being made by
ARL for Shares of TCI's Common Stock, or the consideration offered for such Shares. Instead, the Houlihan Lokey opinion relates to a previously proposed transaction pursuant to which ARL proposed to acquire all of the Shares of TCI Common Stock by means of a merger between TCI and TCI Acquisition Sub. The consideration which would have been offered in that merger was materially different from that offered in the Offer. The Houlihan Lokey opinion will be made available at the principal executive offices of TCI during its regular business hours for inspection by any interested stockholder of TCI or a representative who has been designated in writing upon written request and at the expense of the requesting stockholder.

         Houlihan Lokey's opinions to the TCI and IOT Boards of Directors address only the fairness from a financial point of view of the consideration to be received in the mergers. Houlihan Lokey's opinions do not constitute a recommendation as to how any person should vote with respect to the mergers or a recommendation as to the form and amount of consideration that any person should elect in connection with the mergers. Houlihan Lokey did not render any opinion on the current or prospective public share prices of any of TCI, IOT or ARL (collectively, the "Subject Companies"). Houlihan Lokey's opinions also do not address TCI's or IOT's underlying business decision to effect the mergers, the tax consequences of the mergers, the fair market value of any of the Subject Companies' assets either individually or collectively, or the reasonableness of any aspect of the mergers not expressly addressed in its fairness opinions. Houlihan Lokey has not been requested to, is not obligated to and does not intend to update, revise or reaffirm its fairness opinion in connection with the mergers. Events that could affect the fairness of the mergers, from a financial point of view, include adverse changes in industry performance or market conditions and changes to the business, financial condition and results of operations of the Subject Companies.

         In arriving at its fairness opinions, among other things, Houlihan Lokey assumed that: (i) each Series G share have a liquidation preference of $20.00 per share and will pay a cash dividend of 10 percent per annum; (ii) each Series H share will have a liquidation preference of $21.50 per share and will pay a cash dividend of 10 percent per annum; (iii) at the holders' option, each Series G share is convertible into 2.5 shares of ARL common stock during a 75 day period commencing on the fifteenth day after the public issuance of ARL's form 10-Q (the "10-Q Issuance Date") to the public following the close date of the mergers; (iv) at the holders' option, each Series H share is convertible into 2.25 shares of ARL common stock during a seventy-five day period commencing on the fifteenth day after the 10-Q Issuance Date following the close date of the mergers; and (v) the Series G and Series H shares will be redeemable by ARL 90 days after the 10-Q Issuance Date following the close date of the mergers at the liquidation preference plus any accrued and unpaid dividends thereon.

         In arriving at its fairness opinions, among other things, Houlihan
Lokey:

         1. met with certain members of the senior management of the Subject Companies and their advisor, BCM, to discuss the operations, financial condition, future prospects and projected operations and performance of the Subject Companies;



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         2.       visited certain facilities and business offices of the Subject
                  Companies;

         3. reviewed the Subject Companies' annual reports to stockholders and on Form 10-K for the fiscal years ended December 31, 2000 and quarterly reports on Form 10-Q for the three quarters ended September 30, 2001, which Subject Companies' management have identified as being the most current financial statements available;

         4. reviewed forecasts and projections prepared by the Subject Companies management with respect to the Subject Companies' apartment, retail, industrial, hotel and office building assets for the years ended December, 2002 through 2006;

         5. requested the latest appraisals on the Subject Companies' income producing properties and any and all appraisals for the Subject Companies' land assets, and reviewed such appraisals as were provided by management;

         6.       reviewed ARL's Land Portfolio Book dated September 2001;

         7. reviewed certain estimated valuations of TCI and IOT prepared in connection with the Settlement Agreement;

         8. reviewed the historical market prices and trading volume for the Subject Companies' publicly traded securities;

         9. reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deems comparable to the Subject Companies; and

         10. conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

ANALYSES

         In order to determine the fairness, from a financial point of view, of the consideration proposed to be received by the nonaffiliated IOT stockholders and the nonaffiliated TCI stockholders in the proposed mergers, Houlihan Lokey determined an indicated range per share of equity net asset values for ARL, IOT and TCI and compared such per share concluded equity net asset values to each other and to the ARL per share public trading price. This analysis was premised upon a valuation of each of the Subject Companies' income and non-income producing properties and other assets and considered their respective liabilities.

         In determining the value of the Subject Companies' income producing properties, Houlihan Lokey conducted several analyses, including the following:
(1) a "Net Asset Value" approach whereby Houlihan Lokey (a) applied capitalization rates to historical and projected adjusted net operating income for each of the income producing properties held by the Subject Companies (the



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"Income Producing Properties") and (b) estimated the present value of the projected future cash flows to be generated from the Income Producing Properties by applying a discount rate to the projected future cash flow, (2) a "Portfolio" approach whereby Houlihan Lokey determined a level of earnings considered to be representative of future performance of the Subject Companies, and capitalized such figure with a risk-adjusted rate, and (3) various other analyses. Houlihan Lokey used the following valuation methodologies to determine the value of the land assets: historical sales price per square foot, outstanding offers and letters of intent, management estimates and book value. In addition, certain assets, such as ARL's Pizza World, Signature Athletic Club and parking lots, were valued by employing the market multiple approach and other assets, including notes receivable and oil and gas operations, were valued at book value.

NET ASSET VALUE APPROACH - INCOME PRODUCING PROPERTY

DIRECT CAPITALIZATION

         In conducting the direct capitalization net asset value approach, Houlihan Lokey applied (x) rates from publicly available capitalization rates estimated in the Second Quarter 2001 Market Monitor and the Fall 2001 Real Estate Outlook by Cushman & Wakefield, Inc. and The Appraisal Institute to (y) each of the Income Producing Properties (i) adjusted net operating income for the twelve months ended September 30, 2001 and (ii) projected adjusted net operating income for the fiscal year ended December 31, 2002. The capitalization rates used in the direct capitalization approach ranged from 8.9% to 15.9% for the twelve-month period ended September 30, 2001 and from 9.3% to 16.4% for the twelve month period ended December 31, 2002. Capitalization rates applied in individual property valuations were determined with reference to the type of property being evaluated and adjusted based on historical and/or projected occupancy rates for such property, as applicable.

DISCOUNTED CASH FLOW

         In conducting the discounted cash flow net asset value approach, Houlihan Lokey applied a discount rate to the projected future cash flows of each Income Producing Property to arrive at present value of such Income Producing Property. The applicable Subject Company provided Houlihan Lokey with the property level historical and projected financial information used to determine the net operating income of each property. The discount rates used in the discounted cash flow approach ranged from 11.3% to 18.3% and were intended to reflect risks of ownership of the relevant Income Producing Property and the associated risks of realizing the stream of projected future cash flows. The discount rates applied by Houlihan Lokey in its analysis were based on discount rates for office, industrial and retail properties published by Cushman & Wakefield, Inc. Discount rates applied in individual property valuations were determined with reference to the types of property being evaluated and adjusted based on historical and/or projected occupancy rates for such property, as applicable. Houlihan Lokey's ability to use the discounted cash flow method of valuation was limited by the lack of availability of necessary forecasts for certain Income Producing Properties resulting from changes in tenant occupancy or other factors that effect projected performance for certain Income Producing Properties. Accordingly, Houlihan Lokey utilized the discount cash flow method only for those assets with forecasts considered relevant.



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Additionally, based upon Houlihan Lokey's discussions with management, due diligence and analysis of projections, in some instances the discount rate was adjusted to reflect additional uncertainty and risk associated with the projections.

SELECTED ASSET VALUES

         Based upon the valuation indications of both the direct capitalization and discounted cash flow analyses, Houlihan Lokey selected a range of values for each asset. Following the determination of the individual income producing property asset values, each property's value was allocated to the Subject Companies based on respective ownership of the assets.

PORTFOLIO (MARKET) APPROACH - INCOME PRODUCING PROPERTY

         The Subject Companies own various real estate assets that were combined, based on asset types, into portfolios. Property level financial data was provided by the applicable Subject Company based on internally prepared property operating statements. The market approach consists of determining a level of earnings and capitalizing this figure by an appropriate risk-adjusted rate. This approach provides an indication of value for the security, which corresponds with the particular earnings figure being capitalized. For purposes of determining the value of the Income Producing Properties owned by the Subject Companies, net operating income was utilized as a representative level of earnings for the office, hotel, apartment, retail and industrial assets.

         In using the portfolio (market) approach, Houlihan Lokey applied debt-free market capitalization rates to net operating income of the various categories of Income Producing Properties of the Subject Companies, in each case to arrive at the values of the Income Producing Properties.

         Houlihan Lokey utilized the Subject Companies' internal financial statements to determine consolidated net operating income for the twelve months ended September 30, 2001 and management projections for the twelve months ended December 31, 2002. In performing the portfolio (market) analysis, Houlihan Lokey applied capitalization rates ranging from 9.5% to 15.0% to the net operating income for the twelve months ended September 30, 2001.

ARL VALUATION

         Because of the nature of ARL's assets and the diversity in type of property, age, rental history and other factors, no single valuation methodology was likely to produce an accurate indication of the value of ARL. As a result, Houlihan Lokey engaged in a valuation of each ARL asset individually by applying one or more valuation methodologies that were most likely to yield a meaningful indication of value. Houlihan Lokey then aggregated the range of indicated values for each property to determine the range of concluded enterprise values and concluded equity net asset values for ARL taken as a whole. Based on the portfolio (market) analysis conducted by Houlihan Lokey, Houlihan Lokey estimated a range of asset value for ARL's income producing property as follows:
(1) $230.5 million to $254.7 million for the ARL apartment portfolio, (2) $50.7 million to $55.8 million for the ARL office portfolio, (3) $70.7 million to $77.1 million for the ARL shopping center portfolio and (4) $68.8 million to $80.3 million for ARL's hotel portfolio. In utilizing the



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"Net Asset Value" approach, Houlihan Lokey estimated a range of asset value for
ARL's income producing property as follows: (1) $237.6 million to $248.8 million for apartment assets, (2) $59.4 million to $65.0 million for hotel assets, (3) $120.9 million to $133.0 million for office assets and (4) $84.4 million to $90.6 million for retail assets. Houlihan Lokey estimated a range of asset values for ARL's land assets of $290.0 million to $400.0 million. The estimate asset value for other assets such as investments in joint ventures, Pizza World, oil & gas operations, notes receivable, accounts receivable, escrows and earnest money, net other liabilities such as accounts payable, property taxes and accrued expenses, was $27.6 million to $35.1 million. Houlihan Lokey estimated a range of value for ARL's investment in real estate securities of $7.8 million to $10.5 million for ARL's 28.3 percent ownership interest in IOT and $86.9 million to $123.6 million for ARL's 49.7 percent ownership interest in TCI. These estimated values were calculated based upon ARL's percentage ownership in TCI and IOT multiplied by Houlihan Lokey's concluded equity net asset values for TCI and IOT.

         Based on the approaches discussed above, Houlihan Lokey estimated a range of concluded enterprise values for ARL of $873.7 million to $1,071.8 million, a range of concluded equity net asset values for ARL of $126.3 million to $262.8 million and a range of per share concluded equity net asset values of $11.10 to $23.10.

IOT VALUATION

         Because of the nature of IOT's assets and the diversity in type of property, age, rental history and other factors, no single valuation methodology was likely to produce an accurate indication of the value of IOT. As a result, Houlihan Lokey engaged in a valuation of each IOT asset individually by applying one or more valuation methodologies that were most likely to yield a meaningful indication of value. Houlihan Lokey then aggregated the range of indicated values for each property to determine the range of concluded enterprise values and concluded equity net asset values for IOT taken as a whole. Based on the portfolio (market) analysis conducted by Houlihan Lokey, Houlihan Lokey estimated a range of asset value for IOT's income producing property as follows:
(1) $23.8 million to $26.3 million for the IOT apartment portfolio and (2) $38.1 million to $41.9 million for the IOT office portfolio. In utilizing the "Net Asset Value" approach, Houlihan Lokey estimated a range of asset value for IOT's income producing property as follows: (1) $21.5 million to $22.8 million for apartment assets and (2) $41.3 million to $50.2 million for office assets. The estimated asset value for IOT's land assets was $24.6 million to $31.6 million. The estimated asset value for other assets such as investments in joint ventures, notes receivable, accounts receivable and escrow deposits, net other liabilities such as accounts payable, property taxes and security deposits was -$0.6 million to $0.5 million.

         Based on the approaches discussed above, Houlihan Lokey estimated a range of concluded enterprise values for IOT of $86.3 million to $102.7 million, a range of concluded equity net asset values for IOT of $27.4 million to $37.0 million and a range of per share concluded equity net asset values of $19.04 to $25.71.

TCI VALUATION

         Because of the nature of TCI's assets and the diversity in type of property, age, rental history and other factors, no single valuation methodology produced an accurate indication of the value of TCI. As a result, Houlihan Lokey engaged in a valuation of each TCI asset individually by applying one or more valuation methodologies that were most likely to yield a meaningful indication of value. Houlihan Lokey then aggregated the range of indicated values for each property to determine the range of concluded enterprise values and concluded equity net asset values for TCI taken as a whole. Based on the portfolio (market) analysis conducted by Houlihan Lokey, Houlihan Lokey estimated a range of asset value for TCI's income producing property as follows: (1) $221.0 million to $244.3 million for the TCI apartment portfolio, (2) $200.6 million to $220.7 million for the TCI office portfolio, (3) $25.6 million to $28.0 million for the TCI shopping center portfolio, (4) $49.7 million to $54.7 million for the TCI industrial portfolio and (5) $13.1 million to $15.1 million for TCI's hotel portfolio. In utilizing the "Net Asset Value" approach, Houlihan Lokey estimated a range of asset value for TCI's income producing property as follows:
(1) $270.4 million to $296.0 million for apartment assets (2) $17.6 million to $18.6 million for hotel assets, (3) $51.7 million to $60.7 million for industrial/warehouse assets, (4) $225.9 million to $261.8 million for office assets and (5) $28.0 million to $32.5 million for retail assets. Houlihan Lokey estimated a range of asset values for TCI's land assets from $68.0 million to $97.0 million. The estimated asset value for other assets such as investments in joint ventures, the Signature Athletic Club, Alamo and West End parking lots, notes receivable, advances to affiliates, accounts receivable, pending purchases and escrow deposits, net other liabilities such as accounts payable, property taxes and security deposits was $10.9 million to $15.1 million. Houlihan Lokey estimated a range of asset value for TCI's investment in real estate securities of $6.6 million to $8.9 million for TCI's 24 percent ownership interest in IOT and $8.0 million to $16.6 million for TCI's 6.3 percent ownership interest in ARL. These estimated values were calculated based upon TCI's percentage ownership in ARL and IOT multiplied by Houlihan Lokey's concluded equity net asset values for ARL and IOT.

         Based on the approaches discussed above, Houlihan Lokey estimated a range of concluded enterprise values for TCI of $645.3 million to $754.1 million, a range of concluded equity net asset values for TCI of $173.7 million to $247.2 million and a range of per share concluded equity net asset values of $20.70 to $29.45.

EXCHANGE RATIO ANALYSIS

         Based on the foregoing valuation estimates, Houlihan Lokey notes that the indicated exchange ratios based on net asset values of IOT and TCI and the lowest estimated net asset value of ARL was 1.71 to 2.32 for IOT and 1.86 to
2.65 for TCI on an after tax basis and 1.24 to 1.81 for IOT and 1.42 to 2.10 on a before tax basis.

         In conclusion, Houlihan Lokey's analyses indicated that the consideration being offered to the nonaffiliated TCI stockholders and the nonaffiliated IOT stockholders in connection with the mergers is fair from a financial point of view. Houlihan Lokey's analysis did not disclose any specific factors that did not support Houlihan Lokey's opinion.

         Houlihan Lokey's opinions are based on the business, economic, market and other conditions as they existed as of February 1, 2002, and on the projected financial information provided to Houlihan Lokey as of that date. In rendering its opinions, Houlihan Lokey has relied upon and assumed, without independent verification, that the historical and projected financial information (including the future value and estimated sale dates of the land held for sale) provided to Houlihan Lokey by the Subject Companies has been reasonably and accurately prepared based upon the best current available estimates of the financial results and condition of the Subject Companies. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to the Subject Companies and does not assume responsibility with respect to it. Except as set forth above, Houlihan Lokey did not make any independent appraisal of the specific properties or assets of the Subject Companies.

         The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its fairness opinions. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinions, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete view of the processes underlying the analyses set forth in Houlihan Lokey's fairness opinions. In its analysis, Houlihan Lokey made numerous assumptions with respect to the Subject Companies, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by the analyses. However, there were no specific factors reviewed by Houlihan Lokey that did not support its opinions. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty."

ITEM 9. EXHIBITS

         Item 9 of the Original Schedule 14D-9 is hereby amended to add the following exhibits filed herewith or incorporated herein by reference as indicated below:

Exhibit Designation                        Description of Exhibit
-------------------        -----------------------------------------------------
             99.1          ARL/IORI/TCI Merger: Board Presentation - Executive
                           Summary, January 31, 2002, prepared by Houlihan Lokey
                           Howard & Zukin*

             99.2          ARL/IORI/TCI Merger: Exhibits to Board Presentation,
                           January 2, 2002, prepared by Houlihan Lokey Howard &
                           Zukin*

----------
*Previously filed as an exhibit to the Schedule 13E-3 Amendment No. 1 filed by American Realty Investors, Inc. on August 30, 2002, and is incorporated herein by reference.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            /s/ Ted P. Stokely

                                            ------------------------------------
                                            Ted P. Stokely, Director and
                                            Chairman of the Board and Member of
                                            the Special Committee of the Board
                                            of Directors of Transcontinental
                                            Realty Investors, Inc.


Dated: December 9, 2002.